EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Further to the Company's immediate report of February 18, 2015 and further to the description in the chapter containing a description of the Company's business affairs in its periodic report for 2014, regarding a claim and class action certification motion filed with the Tel Aviv District Court against the subsidiary, D.B.S. Satellite Services (1998) Ltd. ("Yes") on grounds, inter alia, that the manner in which subtitles accompany Yes's television broadcasts affect the enjoyment of its hearing-impaired customers, the Company hereby provides notification that the Company was notified by Yes today of the court's decision of July 7, 2015, approving the Petitioner's opting out of such proceeding.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.